FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, May 22, 2019.

Mr.

Mario Farren Risopatrón

Superintendent of Banks

and Financial Institutions

Present

Ref: Material Fact.

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session yesterday, the Board of Banco Santander - Chile approved the following contracts with related party Santander Global Technology S.L.:

a)	Technological services for Project “PUC: Unique Commercial Platform”

b)	Technological services for Project “Superdigital Account Billing File

c)	Technological services for the maintenance of TEF motor (Electronic Funds Transference)

d)	Technological services for the improvement of Risk Matrix KYC (Know your Customer)/ Correction of calculation KYC, individuals in negativity lists NORKOM.

e)	Technological services for the Extension of support for Homebanking Project.

f)	Technological services for changes in scope of Orchestrators and Support for roll out and implantation of Recoloca.

g)	Technological services for improvements en CJ (Customer Journey) PIMES OB (Office Banking) plus Support.

h)	Technological services for Cleaning AMX and METPRO (Metamodel of Process Platform).

i)	Technological services for the maintenance of Payment Interoperations (IPG)

j)	Technological services for Modifications of SME documentation.

k)	Technological services for the maintenance of Logo Filenet in Local.

In relation to these operations, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenique Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo, and Oscar Von Chrismar Carvajal manifested the convenience for the Bank the procurement of these operations, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank.

Sincerely,

Guillermo Sabater Maroto

Acting Chief Executive Officer

C.c.: Comisión para el Mercado Financiero.

Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: May 28, 2019